TIFF INVESTMENT PROGRAM, INC.

TIFF Multi-Asset Fund
TIFF International Equity Fund

2405 Ivy Road
Charlottesville, Virginia  22903


Information Statement



We are not asking you for a proxy and you are requested not to send us a proxy.


This Information Statement is being furnished to all persons owning shares ("Members") of TIFF Multi-Asset Fund and International Equity Fund (the "Funds"), a Fund of the TIFF Investment Program, Inc. ("TIP"), to provide such Members with information regarding Oechsle International Advisors, L.L.C. ("Oechsle"). TIP's board of directors has approved a Money Manager Agreement with Oechsle (the "Oechsle Agreement") that, as more fully described herein, contains substantially similar terms and conditions as the Funds' Agreements with other Money Managers. The Oechsle Agreement has been fully executed on behalf of TIP (for the accounts of the Funds) and Oechsle, and it now governs the relationship between the Funds and Oechsle.

TIP was not required to obtain the approval of the Funds' Members before entering into the Oechsle Agreement because TIP has obtained an exemptive order (the "Order") from the Securities and Exchange Commission exempting TIP from certain provisions of the Investment Company Act of 1940, as amended (the "1940 Act") and the regulations thereunder that would otherwise mandate such approval. (The Order permits TIP to enter into new agreements or amend existing agreements with Money Managers without obtaining Member approval, but the exemption does not apply to the advisory agreement with TIP's investment advisor, Foundation Advisers, Inc., or any amendments to such agreement.) This Information Statement is being provided to all Members as required by one of the conditions of the Order.

The board of directors of TIP expects to mail this Information Statement to Members on or about March 3, 2000.

Fund Information

Member Information. As of January 4, 2000, the Multi-Asset Fund had outstanding 17,804,350.646 shares of beneficial interests of common stock representing a total net asset value of $234,645,992.63 each dollar of beneficial interest being entitled to one vote.

As of January 4, 2000, the International Equity Fund had outstanding 18,146,417.084 shares of beneficial interests of common stock representing a total net asset value of $245,111,201.59 each dollar of beneficial interest being entitled to one vote.

As of January 4, 2000, the following Members owned of record or beneficially 5% or more of the shares of common stock of the Funds:

Multi-Asset Fund
Name and Address                                Amount and Nature               Percent
of Beneficial Owner                             of Beneficial Ownership         of Fund

William Caspar Graustein Memorial Fund          3,352,524.754                   18.7%
84 Trumbull Street
New Haven CT  06511

Monterey Bay Aquarium Foundation                1,323,226.354                    7.4%
886 Cannery Row
Monterey, CA  93940

The Greater New Orleans Foundation              1,122,094.513                    6.3%
1055 Saint Charles Ave Suite 100
New Orleans, LA  70130

MJH Foundation                                  1,107,678.456                    6.2%
459 Locust Avenue
Charlottesville, VA  22902

Wartburg Foundation                               907,469.570                    5.1%
Wartburg Place
Mt. Vernon, NY  10552


International Equity Fund
Name and Address                                Amount and Nature               Percent
of Beneficial Owner                             of Beneficial Ownership         of Fund

Houston Endowment Inc.                          6,319,745.950                   33.9%
600 Travis, Suite 6400
Houston, TX  77002

BellSouth Foundation                            1,220,207.436                    6.5%
1155 Peachtree Street, Room 14F05
Atlanta, GA  30309

The Funds will furnish, without charge, a copy of TIP's annual report for the period ended December 31, 1999, and semi-annual report for the period ended June 30, 1999, to any Member upon request. To request a copy, please write to TIP at 2405 Ivy Road, Charlottesville, VA 22903 or call TIP at (800) 984-0084.

Administrator and Distributor. Investors Capital Services, Inc., the address of which is 600 Fifth Avenue, 26th Floor, New York, NY 10020, serves as the Funds' administrator. First Fund Distributors, Inc., the address of which is 4455 East Camelback Road, Suite 261 E, Phoenix, AZ 85018, serves as the Funds' distributor.

Investment Advisor and Money Managers. TIP's executive offices are located at 2405 Ivy Road, Charlottesville, Virginia 22903. The Funds' investment advisor is Foundation Advisers, Inc. ("FAI"), a registered investment advisor with an address at 2405 Ivy Road, Charlottesville, Virginia 22903. Pursuant to its investment advisory agreement with TIP (the "Advisory Agreement"), FAI (a) develops investment programs, selects money managers (the "Money Managers") who each act as sub-advisers with respect to a portion of each of the Fund's assets, and monitors Money Manager investment activities and results; (b) provides or oversees the provision of all general management, investment advisory, and portfolio management services to TIP; and (c) provides TIP with office space, equipment, and personnel.

At a meeting of TIP's board of directors held on December 6, 1999, the board unanimously approved the Oechsle Agreement, which contains terms and conditions substantially similar to those of the Funds' Agreements with other Money Managers. The following summary provides information about Oechsle, its investment strategy, and the terms and conditions of the Oechsle Agreement. Please see the section of this Information Statement entitled "Evaluation and Action by TIP directors" for information regarding the deliberations of the board of directors concerning approval of the Oechsle Agreement.

Investment Management Services to be Provided by Oechsle

Pursuant to the Oechsle Agreement, Oechsle will provide professional investment equity management to the Funds and will manage the assets of the Funds TIP allocates to Oechsle. TIP's board of directors has provided Oechsle with a set of investment management guidelines that Oechsle must follow in investing the assets of the Funds.

Terms and Conditions of the Oechsle Agreement

The Oechsle Agreement was unanimously approved by TIP's board of directors on December 6, 1999. Members are not being asked to approve the Oechsle Agreement. On January 4, 2000 Oechsle began investment in each of the Funds.

Money Management Fees. As compensation for the services performed and the facilities and personnel provided by Oechsle pursuant to this Agreement, the Funds will pay Oechsle a fee according to the following schedule:

Multi-Asset Fund

        Fee = 40 + [0.100 x (Excess Return - 200)]; subject to Floor of 20 bp, Cap of 60 bp

International Equity Fund

        Fee = 60 + [0.133 x (Excess Return - 300)]; subject to Floor of 20 bp, Cap of 100 bp

For purposes of this performance fee calculation, the term "Excess Return" shall be defined as the return of the Money Manager that exceeds the return of the manager's benchmark, which is the MSCI All Country World Free ex US Index for the Multi-Asset Fund and the International Equity Fund.

Basic Terms. The Oechsle Agreement has an initial term of two years and provides that it will thereafter continue in effect from year to year only if such continuation is specifically approved at least annually by (a) either (i) a vote of a majority of the board of directors of TIP or (ii) a vote of a majority of the outstanding voting securities of the Funds and (b) a vote of a majority of the Fund's directors who are not "interested persons" as defined in the 1940 Act (the "independent directors"). The Oechsle Agreement provides that it may be terminated by the Funds, by TIP's board of directors, or by a vote of a majority of the outstanding voting securities of the Funds, or by Oechsle, in each case at any time upon 30 days' written notice to the other party. In addition, the Agreement provides for its automatic termination in the event of assignment.

The Oechsle Agreement provides that Oechsle is required to manage the securities held by the Funds, subject to the supervision and stated direction of FAI, the Funds' investment advisor, and ultimately TIP's board of directors, in accordance with the Funds' investment objective and policies; make investment decisions for the Funds; and place orders to purchase and sell securities on behalf of the Funds.

The Oechsle Agreement provides that Oechsle is not liable to the Funds for any error of judgment but shall be liable to the Funds for any loss resulting from willful misfeasance, bad faith, or gross negligence by Oechsle in providing services under the Agreement or from reckless disregard by Oechsle of its obligations and duties under the Agreement.

Background Information Regarding Oechsle

Oechsle is an independent money management organization dedicated to providing international (non-US) investment management to institutions and private investors. Oechsle's principals have an average of 17 years' experience working together as an international investment team. Oechsle employs an investment process designed to identify inefficiencies within and between international equity markets. Their investment horizon is medium to long term as they believe it is this time period where the greatest inefficiencies occur. Oechsle implements this philosophy with a strong commitment to bottom-up, fundamental research with a top down conceptual framework. Oechsle will take concentrated positions in the stocks in which it has the strongest conviction and will not hesitate to let their convictions lead to controlled country or regional weights that differ from the benchmark. Risk is controlled through broad diversifications across countries and companies through a risk-adjusted return analysis.

The principal partners of Oechsle and their principal occupations are as follows:
NAME                     POSITION
Walter Oechsle           Principal
S. Dewey Keesler, Jr.    Principal, Chief Financial Officer,
                         Portfolio Manager/Research Analyst

The  business   address  of  each  of  the  officers  listed  above  is  Oechsle
International Advisors, 1 International Place, 23rd Floor, Boston, MA, 02110.


Evaluation and Action By TIP Directors

At a meeting on December 6, 1999, the directors of TIP considered information with respect to whether the Oechsle Agreement is in the best interests of the Funds and their Members. The directors considered, with respect to Oechsle, among other factors, its long-term track record serving the institutional investment community, its approach to US equities, and its administrative capabilities and experience.

Based upon its review, the board of directors concluded that the Oechsle Agreement is reasonable, fair, and in the best interests of the Funds and their Members, and that the fees provided in such Agreement are fair and reasonable. In the board's view, retaining Oechsle to serve as Money Manager of the Funds, under the terms of the Oechsle Agreement, is desirable and in the best interests of the Funds and their Members. Accordingly, after consideration of the above factors, and such other factors and information as it deemed relevant, the board of directors, including all of the independent directors in attendance at the meeting, unanimously approved the Oechsle Agreement.